INDUSTRIAS CH, S.A. DE C.V.

Agustin Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

Nov 22, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Industrias CH, S.A. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the third quarter 2006 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

11/29

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

RECEIVED

AL 30 DE SEPTIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

2006 NOV 28 P 3: 42

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	22,540,127	100	20,305,178	100
s02	ACTIVO CIRCULANTE	12,603,521	56	10,340,410	51
s03	EFECTIVO E INVERSIONES TEMPORALES	2,390,762	11	873,991	4
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	3,140,298	14	3,621,985	18
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	853,544	4	280,156	1
s06	INVENTARIOS	6,163,919	27	5,396,009	27
s07	OTROS ACTIVOS CIRCULANTES	54,998	0	168,269	1
s08	ACTIVO A LARGO PLAZO	0	0	0	0
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	0	0	0	0
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	9,432,749	42	9,155,824	45
s13	INMUEBLES	3,822,255	17	3,756,939	19
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	10,157,322	45	9,416,768	46
s15	OTROS EQUIPOS	254,937	1	229,569	1
s16	DEPRECIACION ACUMULADA	5,203,321	23	4,639,850	23
s17	CONSTRUCCIONES EN PROCESO	401,556	2	392,398	2
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	497,983	2	806,296	4
s19	OTROS ACTIVOS	5,874	0	2,648	0
s20	PASIVO TOTAL	6,780,312	100	6,835,296	100
s21	PASIVO CIRCULANTE	3,577,961	53	2,543,351	37
s22	PROVEEDORES	2,109,571	31	1,399,679	20
s23	CREDITOS BANCARIOS	0	0	18,426	0
s24	CREDITOS BURSATILES	3,327	0	3,425	0
s25	IMPUESTOS POR PAGAR	361,537	5	327,784	5
s26	OTROS PASIVOS CIRCULANTES	1,103,526	16	794,037	12
s27	PASIVO A LARGO PLAZO	178,463	3	728,576	11
s28	CREDITOS BANCARIOS	0	0	728,576	11
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	178,463	3	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	3,023,888	45	3,563,369	52
s33	CAPITAL CONTABLE	15,759,815	100	13,469,882	100
s34	CAPITAL CONTABLE MINORITARIO	1,440,598	9	1,275,487	9
s35	CAPITAL CONTABLE MAYORITARIO	14,319,217	91	12,194,395	91
s36	CAPITAL CONTRIBUIDO	7,379,539	47	7,379,539	55
s79	CAPITAL SOCIAL PAGADO	6,305,983	40	6,305,983	47
s39	PRIMA EN VENTA DE ACCIONES	1,073,556	7	1,073,556	8
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	6,939,678	44	4,814,856	36
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,173,466	52	5,414,125	40
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,233,788)	(8)	(599,269)	(4)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	2,390,762	100	873,991	100
s46	EFECTIVO	540,798	23	133,097	15
s47	INVERSIONES TEMPORALES	1,849,964	77	740,894	85
s07	OTROS ACTIVOS CIRCULANTES	54,998	100	168,269	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	26,831	49	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	28,167	51	168,269	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	497,983	100	806,296	100
s48	GASTOS AMORTIZABLES (NETO)	390,480	78	567,969	70
s49	CREDITO MERCANTIL	35,438	7	174,520	22
s51	OTROS	72,065	14	63,807	8
s19	OTROS ACTIVOS	5,874	100	2,648	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	5,861	100	2,634	99
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	13	0	14	1
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	0	0	0	0
s21	PASIVO CIRCULANTE	3,577,961	100	2,543,351	100
s52	PASIVOS EN MONEDA EXTRANJERA	2,021,474	56	1,908,960	75
s53	PASIVOS EN MONEDA NACIONAL	1,556,487	44	634,391	25
s26	OTROS PASIVOS CIRCULANTES	1,103,526	100	794,037	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	3,635	0	0	0
s68	PROVISIONES	428,455	39	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	671,436	61	794,037	100
s27	PASIVO A LARGO PLAZO	178,463	100	728,576	100
s59	PASIVO EN MONEDA EXTRANJERA	178,463	100	728,576	100
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	3,023,888	100	3,563,369	100
s66	IMPUESTOS DIFERIDOS	2,913,096	96	3,383,211	95
s91	PASIVOS LABORALES	22,088	1	34,337	1
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	88,704	3	145,821	4
s79	CAPITAL SOCIAL PAGADO	6,305,983	100	6,305,983	100
s37	NOMINAL	5,098,604	81	5,098,604	81
s38	ACTUALIZACION	1,207,379	19	1,207,379	19

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,173,466	100	5,414,125	100
s93	RESERVA LEGAL	245,648	3	148,018	3
s43	RESERVA PARA RECOMPRA DE ACCIONES	1,047,102	13	1,099,350	20
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	4,664,618	57	3,155,585	58
s45	RESULTADO DEL EJERCICIO	2,216,098	27	1,011,172	19
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,233,788)	100	(599,269)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(438,876)	36	225,364	(38)
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	47,315	(4)	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(842,227)	68	(824,633)	138
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	0	0
s63	OTROS CREDITOS CON COSTO DE (S32)	0	0
s72	CAPITAL DE TRABAJO	9,025,560	7,797,059
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	75	74
s75	NUMERO DE EMPLEADOS (*)	1,530	1,603
s76	NUMERO DE OBREROS (*)	4,022	4,034
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	436,574,580	436,574,580
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	19,953,860	100	10,651,103	100
r02	COSTO DE VENTAS	16,057,307	80	8,213,771	77
r03	RESULTADO BRUTO	3,896,553	20	2,437,332	23
r04	GASTOS DE OPERACION	1,177,279	6	831,861	8
r05	RESULTADO DE OPERACION	2,719,274	14	1,605,471	15
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(18,937)	0	210,480	2
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	2,738,211	14	1,394,991	13
r08	OTROS GASTOS Y PRODUCTOS (NETO)	(66,872)	0	(32,065)	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	2,805,083	14	1,427,056	13
r10	PROVISIONES PARA IMPUESTOS Y PTU	311,047	2	249,907	2
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	2,494,036	12	1,177,149	11
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	0	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	2,494,036	12	1,177,149	11
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	2,494,036	12	1,177,149	11
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	2,494,036	12	1,177,149	11
r19	RESULTADO NETO MINORITARIO	277,938	1	165,977	2
r20	RESULTADO NETO MAYORITARIO	2,216,098	11	1,011,172	9

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	19,953,860	100	10,651,103	100
r21	NACIONALES	6,956,807	35	6,366,458	60
r22	EXTRANJERAS	12,997,053	65	4,284,645	40
r23	CONVERSION EN DOLARES (***)	1,177,279	6	379,932	4
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(18,937)	100	210,480	100
r24	INTERESES PAGADOS	10,857	(57)	18,245	9
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	58,615	(310)	52,429	25
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(1,910)	10	200,652	95
r28	RESULTADO POR POSICION MONETARIA	30,731	(162)	44,012	21
r10	PROVISIONES PARA IMPUESTOS Y PTU	311,047	100	249,907	100
r32	I.S.R. - IMPAC CAUSADO	268,655	86	405,706	162
r33	I.S.R. - IMPAC DIFERIDO	42,392	14	(155,799)	(62)
r34	P.T.U. CAUSADA	0	0	0	0
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 3 | AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	20,951,553	10,701,010
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	25,710,230	12,910,113
r39	RESULTADO DE OPERACIÓN (**)	2,921,634	1,957,168
r40	RESULTADO NETO MAYORITARIO (**)	2,823,655	1,455,633
r41	RESULTADO NETO (**)	3,126,705	1,653,510
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	384,830	300,092

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 3 | AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	6,331,966	100	5,324,274	100
rt02	COSTO DE VENTAS	5,019,529	79	4,477,580	84
rt03	RESULTADO BRUTO	1,312,437	21	846,694	16
rt04	GASTOS DE OPERACION	389,032	6	360,064	7
rt05	RESULTADO DE OPERACION	923,405	15	486,630	9
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	62,401	1	159,646	3
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	861,004	14	326,984	6
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	18,465	0	(19,900)	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	842,539	13	346,884	7
rt10	PROVISIONES PARA IMPUESTOS Y PTU	49,803	1	951	0
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	792,736	13	345,933	6
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	0	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	792,736	13	345,933	6
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	792,736	13	345,933	6
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	792,736	13	345,933	6
rt19	RESULTADO NETO MINORITARIO	92,862	1	78,936	1
rt20	RESULTADO NETO MAYORITARIO	699,874	11	266,997	5

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 3 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

INDUSTRIAS CH, S.A. DE C.V. DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF. RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	6,331,966	100	5,324,274	100
rt21	NACIONALES	2,351,479	37	1,861,088	35
rt22	EXTRANJERAS	3,980,487	63	3,463,186	65
rt23	CONVERSION EN DOLARES (***)	402,820	6	321,448	6
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	62,401	100	159,646	100
rt24	INTERESES PAGADOS	4,834	8	11,794	7
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	23,013	37	15,541	10
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	61,173	98	141,996	89
rt28	RESULTADO POR POSICION MONETARIA	19,407	31	21,397	13
rt10	PROVISIONES PARA IMPUESTOS Y PTU	49,803	100	951	100
rt32	I.S.R. - IMPAC CAUSADO	(23,546)	(47)	90,027	9467
rt33	I.S.R. - IMPAC DIFERIDO	73,349	147	(89,076)	(9367)
rt34	P.T.U. CAUSADA	0	0	0	0
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	142,677	120,620

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	2,494,036	1,177,149
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	54,149	509,093
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	2,548,185	1,686,242
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(383,153)	(2,519,364)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	2,165,032	(833,122)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(238,254)	584,047
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	1,951,459
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(238,254)	2,535,506
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(250,508)	(1,506,266)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	1,676,270	196,118
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	714,492	677,873
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,390,762	873,991

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V. ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS) Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	54,149	509,093
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	384,830	300,092
c41	+ (-) OTRAS PARTIDAS	(330,681)	209,001
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(383,153)	(2,519,364)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(177,140)	(2,132,652)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(728,838)	(1,820,739)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(161,563)	(184,371)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	386,983	488,455
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	297,405	1,129,943
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(238,254)	584,047
c23	+ FINANCIAMIENTOS BANCARIOS	0	17,107
c24	+ FINANCIAMIENTOS BURSATILES	(8)	728,576
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	178,463	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(416,709)	(161,636)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	1,951,459
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	1,686,479
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	264,980
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(250,508)	(1,506,266)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(251,835)	(1,450,596)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	(55,670)
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	1,327	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH,,S.A. DE C.V.

DATOS POR ACCION

INFORMACION CONSOLIDADA Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	7.16		$	3.79	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	8.01		$	0.00	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	32.80		$	27.93	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		1.03	veces		0.91	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		5.19	veces		6.41	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 3 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	12.49	%	11.05	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	19.71	%	11.93	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	13.87	%	8.14	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1.23)	%	(3.73)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.14	veces	0.63	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.72	veces	1.41	veces
p08	ROTACION DE INVENTARIOS(**)	3.44	veces	1.87	veces
p09	DIAS DE VENTAS POR COBRAR	36.94	dias	79.83	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.06	%	0.02	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	30.08	%	33.66	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.43	veces	0.50	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	32.44	%	38.58	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	1.89	%	7.95	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	250.46	veces	87.99	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	3.79	veces	1.88	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.52	veces	4.06	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.79	veces	1.94	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.85	veces	1.51	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	66.81	%	34.36	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.77	%	15.83	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(1.92)	%	(23.65)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	199.41	veces	(45.66)	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	23.03	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	76.96	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.52	%	96.30	%

(**) INFORMACION ULTIMOS DOCE MESES

INDUSTRIAS CH, S.A.B. DE C.V.

Ciudad de México- 27 de Octubre de 2006- Industrias CH S.A.B. de C. V. reporta el día de hoy sus resultados del tercer trimestre de 2006.

Durante los nueve meses terminados al 30 de Septiembre de 2006 ICH y su principal subsidiaria Simec han reportado sólidos resultados reflejando su exitosa estrategia de crecimiento, ya sea orgánicamente o a través de adquisiciones. El pasado 22 de Julio de 2005 ICH y Simec adquirieron las plantas de Republic situadas en los Estados Unidos de América y Canadá. Esta adquisición posiciono a ICH dentro del principal mercado automotriz y lo consolido como el principal productor de aceros especiales (SBQ por sus siglas en ingles) en la región de Norte América.

A consecuencia del prepago de la deuda de Republic ICH disfruta de una excelente posición financiara para continuar con su estrategia de expansión, ya que no cuenta con deuda y la caja se ha visto beneficiada por los excelentes resultados de la empresa y el incremento en el precio del acero.

Comparativo periodo Enero-Septiembre 2006 vs Enero-Septiembre 2005

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 87%, de Ps. 10,651 millones durante los nueve meses terminados al 30 de Septiembre de 2005 a Ps. 19,954 millones en el mismo período del 2006. Las ventas en toneladas de productos de acero aumentaron un 72% a 2.3 millones de toneladas en los nueve meses terminados al 30 de septiembre de 2006 comparadas con las 1.3 millones de toneladas en el mismo período de 2005. Las toneladas de producto vendidas en el extranjero en los nueve meses terminados al 30 de Septiembre de 2006 aumentaron el 191% a 1.3 millones de toneladas comparadas con las 480 mil toneladas del mismo período del año anterior. Este fuerte crecimiento en ventas es debido a la adquisición de Republic y a un incremento del 14% en nuestro precio promedio por tonelada de acero.

Costo de Ventas
El costo directo de ventas aumentó el 95% de Ps. 8,214 millones en los nueve meses terminados al 30 de Septiembre de 2005 a Ps. 16,057 millones en el mismo período de 2006. Con respecto a ventas, en los nueve meses terminados al 30 de Septiembre de 2006, el costo representa el 80% comparado contra el 77% del mismo período de 2005. El costo de ventas aumento principalmente por la adquisición de Republic.

Utilidad Bruta
La utilidad bruta de la Compañía para los nueve meses terminados al 30 de Septiembre de 2006 aumento el 60% a Ps. 3,897 millones comparados con los Ps. 2,438 millones del mismo período de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para los nueve meses terminados al 30 de Septiembre de 2006 fue del 20% comparada contra el 23% en el mismo período de 2005 debido a la adquisición de Republic.

Gastos de Operación
Los gastos de venta, y de administración, aumentaron el 42% a Ps. 1,177 millones en los nueve meses terminados al 30 de Septiembre de 2006 respecto a los Ps. 832 millones del mismo período de 2005.

Utilidad de Operación

La utilidad de operación aumento el 69% de Ps. 1,605 millones en los nueve meses terminados al 30 de Septiembre de 2005 a Ps. 2,719 millones en el mismo período de 2006. Dicho incremento se atribuye principalmente a la adquisición de Republic.Con respecto a ventas, el margen de operación de ICH disminuyó un punto porcentual al pasar de 15% en los nueve meses terminados al 30 de Septiembre de 2005 a 14% en el mismo período de 2006.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía por los nueve meses terminados al 30 de Septiembre de 2006, fue un ingreso de Ps. 19 millones comparados con los Ps.210 millones de gasto para el mismo período del 2005. Los ingresos por intereses fueron de Ps. 59 millones en los nueve meses terminados el 30 de Septiembre de 2006 comparados contra los Ps. 52 millones de ingresos por intereses en el mismo período de 2005.

Otros Gastos (Ingresos), neto

La Compañía registró otros ingresos netos por Ps. 67 millones para los nueve meses terminados al 30 de septiembre de 2006 comparados contra otros ingresos netos por Ps. 32 millones por el mismo período de 2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores

La Compañía ha registrado una provisión por Ps. 311 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores en los nueve meses terminados al 30 de Septiembre de 2006, comparados con los Ps. 250 millones de provisión para el mismo período del año anterior.

Participación Minoritaria

ICH registró una participación minoritaria de Ps. 278 millones en los nueve meses terminados al 30 de septiembre de 2006, comparados con los Ps. 166 millones del mismo periodo del 2005.

Utilidad Neta Mayoritaria

Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta mayoritaria a Ps. 2,216 millones en los nueve meses terminados al 30 de Septiembre de 2006 contra una utilidad neta mayoritaria de Ps. 1,011 millones para el mismo período del año anterior, lo cual representa un incremento del 119% y se debe principalmente a la adquisición de Republic. .

Comparativo tercer trimestre 2006 vs tercer trimestre 2005

Ventas Netas

Las ventas netas de la Compañía aumentaron en un 19%, de Ps. 5,324 millones durante el tercer trimestre de 2005 comparados con Ps. 6,332 millones en el mismo período del 2006. Las ventas en toneladas de productos de acero aumentaron un 18% a 752 mil toneladas en el tercer trimestre de 2006 comparadas con las 635 mil toneladas en el mismo período de 2005. Las toneladas de producto vendidas en el extranjero en el tercer trimestre de 2006 aumentaron el 22% a 451 mil toneladas comparadas con las 371 mil toneladas del mismo período del año anterior. Este incremento en las ventas netas se debe principalmente a un aumento en el volumen de toneladas vendidas ya que durante el tercer trimestre de 2005 ICH tan solo consolido las ventas de Republic a partir del 22 de julio, 2006, y durante el tercer trimestre de 2006 ICH consolido los tres meses completos de Republic.

Costo de Ventas

El costo directo de ventas aumento el 12% de De Ps. 4,478 millones en el tercer trimestre

de 2005 a Ps. 5,020 millones en el mismo período de 2006. Con respecto a ventas, en el tercer trimestre de 2006, el costo representa el 79% comparado con el 84% del mismo período de 2005. Este incremento en el costo de ventas se debe a que durante el tercer trimestre de 2005 ICH tan solo consolido los resultados de Republic a partir del 22 de julio, 2006, y durante el tercer trimestre de 2006 ICH consolido los tres meses completos.

Utilidad Bruta
La utilidad bruta de la Compañía para el tercer trimestre de 2006 aumento el 55% a Ps. 1,312 millones comparados con los Ps. 847 millones del mismo período de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para el tercer trimestre de 2006 fue del 21% comparado con el 16% en el mismo período de 2005. La utilidad bruta incremento ya que el aumento en el costo de ventas fue menor al incremento de ventas netas y el incremento en volumen de toneladas vendidas fue proporcionalmente mayor al incremento de materias primas y energéticas.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 8% a Ps. 389 millones el tercer trimestre de 2006 respecto a los Ps. 360 millones del mismo período de 2005, debido a que en el tercer trimestre del 2005 se consolido Republic a partir del 22 de Julio y en el tercer trimestre de 2006 se consolida desde el primero de Julio

Utilidad de Operación
La utilidad de operación aumento el 90% de Ps. 487 millones en el tercer trimestre de 2005 a Ps. 923 millones en el mismo período de 2006. Con respecto a ventas, el margen de operación de ICH fue 9% en el tercer trimestre de 2005 comparado con el 15% en el mismo período de 2006.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el tercer trimestre de 2006, fue un gasto de Ps.62 millones comparados con los Ps. 160 millones de gasto para el mismo período del 2005. Los ingresos por intereses fueron de Ps. 23 millones en el tercer trimestre de 2006 comparados contra los Ps. 15 millones de ingresos por intereses en el mismo periodo del 2005.

Otros Gastos (Ingresos), neto
La Compañía registró un ingreso neto por Ps. 18 millones durante el tercer trimestre de 2006 comparados contra un gasto neto por Ps. 20 millones por el mismo período de 2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión por Ps. 50 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el tercer trimestre de 2006, comparados con los Ps. 1 millones de provisión para el mismo período del año anterior.

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 93 millones en el tercer trimestre de 2006, comparados con los Ps. 79 millones del mismo periodo del 2005.

Utilidad Neta Mayoritaria
Como resultado de lo expuesto con anterioridad la Compañía aumento en un 162% su utilidad neta a Ps. 700 millones en el tercer trimestre de 2006 contra una utilidad neta de Ps. 267 millones en el mismo período del año anterior.

Comparativo tercer trimestre 2006 vs segundo trimestre 2006

Ventas Netas
Las ventas netas de la Compañía disminuyeron 11%. al pasar de Ps. 7,085 millones durante el segundo trimestre de 2006 comparados con Ps. 6,332 millones en el tercer trimestre del 2006. Las ventas en toneladas de productos de acero disminuyeron un 4% a 752 mil toneladas en el tercer trimestre de 2006 comparadas con las 782 mil toneladas en el segundo trimestre de 2006. Las toneladas de producto vendidas en el extranjero en el tercer trimestre de 2006 aumentaron el 2% a 451 mil toneladas comparadas con las 443 mil toneladas del segundo trimestre del 2006. Las ventas disminuyeron debido a que Republic realiza sus paros programados para mantenimiento durante las primeras semanas del mes de Julio al igual que las armadoras en los Estados Unidos de América las cuales realizan estos para actualizar su equipo debido a los cambios de modelo.

Costo de Ventas
El costo directo de ventas disminuyo un 10% de Ps.5,600 millones en el segundo trimestre de 2006 a Ps. 5,020 millones en el tercer trimestre de 2006. Los cuales se explican por los menores volúmenes de toneladas vendidas este ultimo trimestre. Con respecto a ventas, en el segundo trimestre de 2006, el costo representa el 79% al igual que el 79% del tercer trimestre de 2006.

Utilidad Bruta
La utilidad bruta de la Compañía para el tercer trimestre de 2006 disminuyo el 12% a Ps. 1,312 millones comparados con los Ps.1,485 del segundo trimestre de 2006. Debido a menores precios de venta en nuestros productos y menores volúmenes de toneladas vendidas. La utilidad bruta como porcentaje respecto a las ventas netas para el tercer trimestre de 2006 fue del 21% al igual que el 21% en el segundo trimestre de 2006. . La utilidad bruta aumento ya que el incremento en el costo de ventas fue menor al incremento de ventas netas a causa de menores precios en el precio del gas materias primas.

Gastos de Operación
Los gastos de venta y de administración, aumento menos del 1% a Ps. 389 millones el tercer trimestre de 2006 respecto a los Ps. 387 millones del segundo trimestre de 2006. Lo que se explica por el estricto control que la empresa ejerce en este rubro de erogaciones.

Utilidad de Operación
La utilidad de operación disminuyo el 16% de Ps. 1,098 millones en el segundo trimestre 2006 a Ps. 923 millones en el tercer trimestre de 2006. Con respecto a ventas, el margen de operación de ICH fue el 15% en el tercer trimestre del 2006 al igual que el 15% en el segundo trimestre de 2006.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el tercer trimestre de 2006, fue un gasto de Ps. 62 millones comparados con los Ps. 63 millones de ingreso para el segundo trimestre de 2006. Dicha disminución de ingresos se debe a que en el tercer trimestre de 2006 se registro una perdida en cambios por Ps. 61 millones contra una utilidad en cambios de Ps. 42 millones registrada el segundo trimestre del 2006. Los ingresos por intereses fueron de Ps. 23 millones en el tercer trimestre de 2006 comparados contra los Ps. 28 millones de ingresos por intereses en el segundo trimestre de 2006.

Otros Gastos (Ingresos), neto

La Compañía registró otros gastos netos por Ps. 18 millones durante el tercer trimestre de 2006 comparados contra otros ingresos netos por Ps. 71 millones en el segundo trimestre de 2006.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores

La Compañía ha registrado una provisión de Ps. 50 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el tercer trimestre de 2006, comparados con los Ps. 162 millones de provisión para el segundo trimestre del 2006.

Participación Minoritaria

ICH registró una participación minoritaria de Ps. 93 millones en el tercer trimestre de 2006, comparados con los Ps. 116 millones en el segundo trimestre de 2006.

Utilidad Neta Mayoritaria

Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta mayoritaria de Ps. 7oo millones en el tercer trimestre de 2006 contra una utilidad neta mayoritaria de Ps. 953 millones
para el segundo trimestre de 2006.

Periodo Enero-Septiembre 2006

(miles de pesos)	Ene-Sept 06	Ene-Sept 05	Ene-Sept´06 vs Ene-Sept´05
Ventas	19,953,860	10,651,103	87%
Costo de Ventas	16,057,307	8,213,771	95%
Utilidad Bruta	3,896,553	2,437,332	60%
Gastos Operación	1,177,279	831,861	42%
Utilidad Operación	2,719,274	1,605,471	69%
EBITDA	3,104,104	1,905,563	63%
Utilidad Neta	2,494,036	1,177,149	112%
Ventas en el Exterior	12,997,053	4,284,645	203%
Ventas Nacionales	6,956,807	6,366,458	9%
Ventas en Toneladas	2,297	1,339	72%

INFORME AL TERCER TRIMESTRE DE 2006 INDUSTRIAS CH, S.A.B. DE C.V.

(thousand de pesos)	3T 06	3T 05	2T 06	3T´06vs 3T´05	3T´06 vs 2T '06
Sales	6,331,966	5,324,274	7,084,580	19%	-11%
Cost of Sales	5,019,529	4,477,580	5,599,854	12%	-10%
Gross Profit	1,312,437	846,694	1,484,726	55%	-12%
Operating Expenses	389,032	360,064	386,996	8%	1%
Operating Profit	923,405	486,630	1,097,730	90%	-16%
EBITDA	1,066,082	607,250	1,196,164	76%	-11%
Net Profit	792,736	345,933	1,069,353	129%	-26%
Sales exterior	3,980,487	3,463,186	4,412,948	15%	-10%
Sales in Mexico	2,351,479	1,861,088	2,671,632	26%	-12%
Total sales (tons)	752	635	782	18%	-4%

INDUSTRIAS CH, S.A. DE C.V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACION Y VENTA DE ACEROS ESPECIALES, TUBERIA UTILIZADA PARA LA CONSTRUCCION DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCION, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MEXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACION:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑÍA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MAS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACION DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACION SE EFECTUO CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑIAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

AL 30 DE SEPTIEMBRE DE 2006, LAS COMPAÑIAS SUBSIDIARIAS SON LAS SIGUIENTES:

OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINSTRACION DE EMPRESAS CH, S.A. DE C.V.
COMPAÑÍA MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE COMPAÑÍA MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERIAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
INDUSTRIAL PROCARSA, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
SERVICIOS ADMINSTRATIVOS SIGOSA, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
COMPAÑÍA SIDERURGICA DEL GOLFO, S.A. DE C.V.
GRUPO SIMEC, S.A. DE C.V.
COMPAÑÍA SIDERURGICA DE GUADALAJARA, S.A. DE C.V.
CONTROLADORA SIMEC, S.A. DE C.V.
ARRENDADORA SIMEC, S.A. DE C.V.
SIMEC INTERNATIONAL, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERURGICOS DE CALIDAD, S.A. DE C.V.
INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRAACION DE LA CARTERA DE OCCIDENTE, S.A. DE C.V.

ADMINISTRADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.	
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.	
OPERADORA DE METALES, S.A. DE C.V.	
COMPAÑÍA SIDERURGICA DEL PACIFICO, S.A. DE C.V.	
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA CH, S.A. DE C.V.	
UNDERSHAFT INVESTMENTS, N.V.	
PACIFIC STEEL, INC.	
SIMREP CORPORATION Y SUBSIDIARIAS	
HOLDING PROTEL, S.A. DE C.V.	
OPERADORA DE TUBERIA INDUSTRIAL DE MONTERREY, S.A. DE C.V.	(1)
LAMINA Y MAQUILAS DEL NORTE, S.A. DE C.V.	(1)
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V.	(1)
OPERADORA DE LAMINA Y MAQUILAS DEL NORTE, S.A. DE C.V.	(1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V.	(1)
COMERCIALIZADORA PYTSA, S.A. DE C.V.	(1)

(1) COMPAÑIAS EN SUSPENSION DE ACTIVIDADES.

EQUIVALENTES DE EFECTIVO.

LOS EQUIVALENTES DE EFECTIVO INCLUYEN DEPOSITOS EN CUENTAS BANCARIAS, MONEDAS EXTRANJERAS Y OTROS SIMILARES DE INMEDIATA REALIZACION., A LA FECHA DE LOS ESTADOS FINANCIEROS, LOS INTERESES Y LAS UTILIDADES O PERDIDAS EN VALUACION SE INCLUYEN EN LOS RESULTADOS DEL EJERCICIO, COMO PARTE DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALUAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICION O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES;

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DIRECTO DE LA ULTIMA PRODUCCION DEL MES.
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGIAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTORICO ACTUALIZADO POR LOS INDICES DE INFLACION DE LA INDUSTRIA DEL ACERO.

LA COMPAÑÍA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTORICOS Y TENDENCIAS DE PRODUCCION, NO SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICION DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL TERCER TRIMESTRE DE 2006.

INSTRUMENTOS FINANCIEROS DERIVADOS.

LA COMPAÑÍA UTILIZO INSTRUMENTOS FINANCIEROS DERIVADOS CON EL FIN DE DAR CERTIDUMBRE A LOS PRECIOS DE GAS NATURAL, REALIZANDO ESTUDIOS DE VOLUMENES HISTORICOS, NECESIDADES FUTURAS O COMPROMISOS ADQUIRIDOS, EVITANDO ASI LA EXPOSICION A RIESGOS AJENOS A LA OPERACIÓN DE LOS NEGOCIOS. LA COMPAÑÍA MANTIENE VIGILANCIA SOBRE SUS RIESGOS FINANCIEROS A TRAVES DE LA DIRECCION GENERAL, QUE CONTINUAMENTE ANALIZA EL RIESGO DE LA COMPAÑÍA EN

CUANTO A PRECIOS, CREDITO Y LIQUIDEZ.

LOS RIESGOS DERIVADOS DE LAS FLUCTUACIONES EN EL GAS NATURAL, CUYA COTIZACION ESTA BASADA EN LA OFERTA Y DEMANDA DE LOS PRINCIPALES MERCADOS INTERNACIONALES, SON CUBIERTOS MEDIANTE CONTRATOS DE INTERCAMBIO DE FLUJO DE EFECTIVO O SWAPS DE GAS NATURAL, DONDE LA COMPAÑÍA RECIBE PRECIO FLOTANTE Y PAGA PRECIO FIJO. LAS FLUCTUACIONES EN EL PRECIO DE ESTE INSUMO ENERGETICO, PROVENIENTES DE VOLUMENES CONSUMIDOS, SE RECONOCEN COMO PARTE DE LOS COSTOS DE OPERACIÓN DE LA COMPAÑÍA.

LA COMPAÑÍA RECONOCE EL VALOR RAZONABLE DEL INSTRUMENTO DE COBERTURA EN EL PASIVO O EN EL ACTIVO SEGÚN CORRESPONDA.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS INDICES INFLACIONARIOS DEL PAIS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACION CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCICION O INSTALACION, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACION HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL METODO DE LINEA RECTA, CON BASE EN LA VIDA UTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS UTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIOPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN, EN PAV REPUBLIC EL MANTENIMIENTO MAYOR SE CAPITALIZA.

ACITVOS INTANGIBLES Y CARGOS DIFERIDOS.

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TECNICA, EL NOMBRE DE REPUBLIC, ASI COMO RELACION CON CLIENTES, GASTOS DE ORGANIZACIÓN Y GASTOS PREOPERATIVOS, LOS CUALES PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO POR LA ASISTENCIA TECNICA QUE SE PRESENTE A SU VALOR HISTORICO. LA AMORTIZACION SE CALCULA POR EL METODO DE LINEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

LOS ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS EN LA COMPAÑÍA INCLUYEN COSTOS RELACIONADOS A LA MARCA DE REPUBLIC, CARTERA DE CLIENTES, ACUERDOS LABORALES, DE LICENCIAS Y PROVEEDORES. EL IMPORTE REGISTRADO POR ESTOS CONCEPTOS FUE DETERMINADO POR PERITOS INDEPENDIENTES. LA MARCA DE REPUBLIC TIENE UNA VIDA UTIL INDEFINIDA Y NO SERA AMORTIZADA. LA CARTERA DE CLIENTES DE REPUBLIC, LA CUAL TIENE UNA VIDA ESTIMABLE ES AMORTIZADA SOBRE SU VIDA DE ACUERDO AL METODO DE LINEA RECTA.

PROVISIONES.

LA COMPAÑÍA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINSITRACION, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACION DE SERVICIOS SON VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORAROS.

PRIMAS DE ANTIGUEDAD Y BENEFICIOS POR TERMINACION LABORAL.

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGÜEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, Y LAS INDEMNIZACIONES LEGALES POR SEPARACION PREVIO AL RETIRO Y LEGAL AL RETIRO (A PARTIR DE 2005), SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CALCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACION. LA AMORTIZACION DEL COSTO DE LOS SERVICIOS ANTERIORES, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2005, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 15 AÑOS.

HATA EL AÑO DE 2004, LAS DEMAS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE TIENEN DERECHO EL PERSONAL, SE RECONOCIA EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGARAN.

DERIVADO DE LA EMISION DEL BOLETIN D-3 OBLIGACIONES LABORALES, REVISADO, POR PARTE DEL IMCP, EL CUAL ESTABLECE LAS REGLAS DE VALUACION, PRESENTACION Y REVELACION DE OTROS BENEFICIOS POSTERIORES AL RETIRO, ASI COMO DE LAS REDUCCIONES Y EXTINCIONES ANTICIPADAS DE LOS MISMOS, E INCLUYE LAS REGLAS APLICABLES POR CONCEPTO DE REMUNERACIONES AL TERMINO DE LA RELACION LABORAL, SE MODIFICO LA POLITICA DE RECONOCIMIENTO DE LAS OBLIGACIONES POR INDEMNIZACIONES AL DESPIDO. EL CAMBIO A ESTAS NUEVAS REGLAS NO SE CONSIDERO MATERIALES TOMANDO A LOS ESTADOS FINANCIEROS EN SU CONJUNTO.

ENTORNO FISCAL.

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACION DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PAR TIR DE 1995, LA COMPAÑÍA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACION PARA PRESENTAR DECLARACION CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑÍA CONSOLIDO, AL 60% EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPOSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACION FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACION, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MEXICO.

LA PTU SE CALCULA PRACTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACION.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 30 DE SEPTIEMBRE DE 2006, LAS COMPAÑIAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL METODO DE ACTIVOS Y PASIVOS, QUE COMPARA

LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES EANTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASI COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CREDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRAN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, UNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACION ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGUN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑÍA ESTARA SUJETA A LA DISPOSICION LEGAL QUE REQUIERA QUE EL 5% DE UTILIDAD DE CADA EJERCICIO SEA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIR A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑIAS EXCEPTO EN LA FORMA DE DIVIDENDOS EN ACCIONES.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

EL RIF INCLUYE INTERESES, LA UTILIDAD Y PERDIDA EN CAMBIOS, NETA Y EL EFECTO MONETARIO.

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO APLICABLE A LA FECHA DE SU CELEBRECION. LOS ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS SE VALUAN AL TIPO DE CAMBIO DE LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS CAMBIARIAS ENTRE LA FECHA DE CELEBRACION Y LAS DE SU COBRO O PAGO, ASI COMO LAS DERIVADAS DE LA CONVERSION DE LOS SALDOS DENOMINADOS EN MONEDAS EXTRANJERAS A LA FECHA DE LOS ESTADOS FINANCIEROS, SE APLICAN A RESULTADOS.

EL EFECTO MONETARIO SE DETERMINA MULTIPLICANDO LA DIFERENCIA ENTRE LOS PASIVOS Y ACTIVOS MONETARIOS AL INICIO DE CADA MES, POR LA INFLACION DEL MISMO Y HASTA EL CIERRE DEL EJERCICIO. LA SUMA DE LOS RESULTADOS ASI OBTENIDOS REPRESENTA EL EFECTO MONETARIO DEL EJERCICIO PROVOCADO POR LA INFLACION, QUE SE LLEVA A LOS RESULTADOS DEL EJERCICIO.

COSTOS AMBIENTALES.

LA COMPAÑÍA DETERMINO UN PASIVO PARA CUBRIR LOS COSTOS DE LA REMEDIACION AMBIENTAL QUE CONSIDERA PROBABLE Y ESTIMABLE POR SU SUBSIDIARIA EN EL EXTRANJERO.

RECONOCIMIENTO DE INGRESOS

LOS INGRESOS POR VENTAS SE RECONOCEN EN EL MOMENTO EN EL CUAL SE TRANSFIERE AL CLIENTE LA PROPIEDAD DE LOS PRODUCTOS, LO CUAL OCURRE CUANDO LOS CLIENTES RECIBEN Y ACEPTAN LAS MERCANCIAS QUE LES FUERON EMBARCADAS.

LA COMPAÑÍA REGISTRA LAS PROVISIONES NECESARIAS PARA RECONOCER LAS DEVOLUCIONES Y LOS DESCUENTOS SOBRE VENTAS AL MOMENTO EN QUE SE RECONOCEN LOS INGRESOS RELATIVOS, LOS CUALES SE DEDUCEN DE LAS VENTAS EN LOS ESTADOS DE RESULTADOS, O SE INCLUYEN EN LOS GASTOS DE VENTA, SEGÚN CORRESPONDA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH | TRIMESTRE 3 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	99.99
SERVICIOS CH, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	1	99.90
ACEROS CH, S.A. DE C.V.	COMERC.EN GENERAL DE TODA CLASE DE ACERO	50	99.99
CIA. MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	99.99
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDADORA DE BIENES INMUEBLES	50,000	99.99
PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	123,628,404	99.99
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDADORA DE BIENES INMUEBLES	50,000	99.99
TUBERIAS PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	588,927,239	99.99
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA Y DISTRIB.DE ANGULO Y SOLER	15,000	99.99
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACION DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A. DE C.V.	COMPRA VENTA Y DISTRIB.DE ANGULO Y SOLER	32,629,700	99.99
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	80,000	99.99
PYTSA MONCLOVA, S.A. DE C.V.	FABRICACION DE TUBOS Y PERFILES	50,000	99.99
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	99.99
GRUPO SIMEC, S.A. DE C.V.	MANUFACTURA Y VENTA DE PRODUCTOS SIDERUR	474,393,215	85.06
OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	99.99
ADMINISTRACION DE EMPRESAS CH, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	99.99
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DISTRIB.DE ANGULO Y SOLER	89,579,700	99.99
PROCARSA INDUSTRIAL, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRCCION	50,000	99.99
ADMINIS. Y CONTROL DE LA PRODUC., S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	99.99
COMERCIALIZADORA PYTSA, S.A. DE C.V.	PRESTACION DE TODA CLASE DE SERVICIOS	50,000	99.99
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	100.00
HOLDING PROTEL, S.A. DE C.V.	TRANS., COMUNICACIONES Y AGENCIA DE VIAJ	90,273,151	99.99
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	13,318,498	99.99
INDUSTRIAL PROCARSA, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRUCCIO	49,857,883	99.99
COMPAÑIA SIDERURGICA DEL GOLFO, S.A. DE C.V.	COMPRA VENTA Y DISTRIBUCION DE ANGULO	23,264,129	99.99

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 3 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
TOTAL DE INVERSIONES EN ASOCIADAS				0	0
OTRAS INVERSIONES PERMANENTES					0
TOTAL				0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH | TRIMESTRE 3 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
MEDIUM TERM NOTES	15/12/1998	9.33							3,327	0	0	0	0	0
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	3,327	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH TRIMESTRE 3 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
DIVERSOS		0.00	443,644	0	0	0	0	0						
DIVERSOS		0.00							1,665,927	0	0	0	0	0
TOTAL PROVEEDORES			443,644	0	0	0	0	0	1,665,927	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
DIVERSOS		0.00	478,294	0	0	0	0	0						
DIVERSOS		0.00							193,142	0	178,463	0	0	0
TOTAL GENERAL			921,938	0	0	0	0	0	1,862,396	0	178,463	0	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2006

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	419,822	4,624,431	0	0	4,624,431
PASIVO	183,516	2,021,474	22	247	2,021,721
CORTO PLAZO	167,314	1,843,006	0	0	1,843,006
LARGO PLAZO	16,202	178,468	22	247	178,715
SALDO NETO	236,306	2,602,957	(22)	(247)	2,602,710

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2006

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	6,464,177	4,575,260	1,088,917	0.59	11,145
FEBRERO	6,433,006	4,607,285	1,825,721	0.15	2,739
MARZO	3,556,001	4,723,488	1,832,407	0.13	2,382
ABRIL	6,667,364	5,284,109	1,383,254	0.15	2,075
MAYO	6,919,562	5,699,869	1,219,693	(0.45)	(5,489)
JUNIO	7,012,032	5,429,136	1,582,897	0.09	1,425
JULIO	7,246,612	5,148,270	2,098,342	0.27	5,666
AGOSTO	7,675,905	5,211,457	2,464,448	0.51	12,569
SEPTIEMBRE	7,840,874	5,171,937	2,668,937	0.92	24,554
ACTUALIZACIÓN				0.00	425
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	(26,760)
OTROS				0.00	0
TOTAL					30,731

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)
A) La relación del activo circulante a pasivo a corto plazo no deberá ser menor a 1.0 veces.
B) Los pasivos consolidados no deben ser mayores al 0.60 del total del pasivo mas el capital contable.
C) La utilidad de operación mas depreciación , mas (menos) partidas virtuales entre los gastos financieros debe ser igual o mayor a 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES .

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

SITUACION ACTUAL
A) Se cumplió la relacion es 3.37
B) Se cumplió el pasivo representa el 0.29
C) Se cumplió el resultado es 307.79

El saldo del capital al 30 de septiembre de 2006 asciende a ps: 3,327 ($ 302,000 dólares).

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2006

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100,000	68.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD. DE TUB. CON COSTURA	300,000	70.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD. DE TUB. CON COSTURA	100,000	69.00
PLANTA DE LAMINACION MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250,000	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480,000	83.33
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250,000	88.50
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460,000	93.17
PLANTA DE ACEROS CANTON	PRODUCCION DE BILLET	787,000	53.30
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,169,000	96.90
PLANTA LORAIN	PRODUCCION Y VENTA DE ACERO	838,000	66.60
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	544,000	87.80
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125,000	74.90
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	71,000	64.00
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	59,000	60.60
IND. DEL ACERO Y DEL ALAMBRE	COMPRA-VENTA DE PRODUCTOS DE	0	0.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 3 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		40
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A.	LAMINA ROLADA EN CALIENTE	T.C.I. TRANS. COMODITIES A.G.		4
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		4
	ATLAX, S.A. DE C.V.		TRADE ARBED		0
	ACEROS D.M., S.A. DE C.V.		DUFERCO		0
FERROALEACIONES	ARTICULOS FERROMETALE S, S.A.	FERROALEACIONES	GFM TRADING		12
	OXBOW DE MEXICO, S.A DE C.V.				0
	DISTRIB. DE ALEAC. Y METALES				0
	CIA. MINERA AUTLAN, S.A.				0
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CENTRO				13
	C.F.E.				0
GAS NATURAL	CONSORCIO MEXI-GAS, S.A.				13
OXIGENO	PRAXAIR MEXICO, S. DE R.L.				1
ELECTRODOS	UCAR CARBON MEXICANA, S.A.	ELECTRODOS	SGL CARBON GROUP		8

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
ACEROS ESPECIALES	26	186,863	0.0		FORJA DE MONTERREY
	0	0	0.0		FRISA FORJADOS, S.A.
	0	0	0.0		TUBOS Y BARRAS HUECA
	0	0	0.0		GRANT PRIDECO, S.A.
TUBERIA DE ACERO C.	75	883,095	0.0		TUVAPASA
	0	0	0.0		TICSA
	0	0	0.0		TUCOTA
PERFILES COMERCIALES	151	1,080,215	0.0		GRUPO COLLADO
	0	0	0.0		TAM-MEX
PERFILES ESTRUCTURAL	137	1,046,938	0.0		DIST. ACERO IBARRA
	0	0	0.0		ABINSA
CORRUGADO	179	1,334,805	0.0		FORTACERO
	0	0	0.0		DIST. ACERO ANAHUAC
SOLERAS	127	859,053	0.0		OP. PROCESOS ACERO
	0	0	0.0		RYERSON DE MEXICO
BARRAS MACISAS	203	1,558,218	0.0		ACEROS LA FAMA
	0	0	0.0		
OTROS	0	7,620	0.0		
EXTRANJERAS					
ACEROS ESPECIALES	1,273	12,086,200	0.0		KREHER STEEL
	0	0	0.0		NORRIS CILYNDER
	0	0	0.0		MAGELLAN INTERNATION
	0	0	0.0		US ALLOYS
TUBERIA DE ACERO	14	159,198	0.0		LB FOSTER CO
	0	0	0.0		PFV SUPLY CO.
PERFILES ESTRUCTURAL	21	142,323	0.0		CIERRA PIPE
	0	0	0.0		PETROBRAS COLOMBIA
PERFILES COMERCIALES	45	307,926	0.0		SIGOSA STEEL
CORRUGADO	18	103,355	0.0		
SOLERAS	8	49,695	0.0		
BARRAS MACISAS	20	148,356	0.0		
TOTAL		19,953,860			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
ACEROS ESPECIALES	14	144,203	USA		KREHER STEEL
	0	0	USA		NORRIS CILYNDER
	0	0	USA		MEGELLAN INTERNATION
	0	0	USA		US ALLOYS
TUBERIA DE ACERO	14	159,198	USA		LB FOSTER
	0	0	USA		PFV SUPLY CO
PERFILES ESTRUCTURAL	21	142,323	USA		CIERRA PIPE
	0	0	COLOMBIA		PETROBRAS COLOMBIA
PERFILES COMERCIALES	45	307,926	USA		SIGOSA STEEL, CO.
CORRUGADO	18	103,355			
SOLERAS	8	49,695			
BARRAS MACIZAS	20	148,356			
SUBSIDIARIAS EN EL EXTRANJERO					
BARRAS EN CALIENTE	740	7,542,008			
BARRAS EN FRIO	113	1,565,560			
SEMITERMINADO REDOND	304	1,998,937			
SEMITERMINADO OTROS	102	835,492			
TOTAL		12,997,053			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 3 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B	0.0000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 436,574,580

OBSERVACIONES

LOS PROYECTOS EN PROCESO AL 30 DE SEPTIEMBRE SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTA DE MONCLOVA.			
PROYECTO RECUBRIMIENTO INTERIOR	2,478	90%	DICIEM.-06
PROYECTO RANURADO DE TUBERIA	1,040	80%	DICIEM.-06
PROYECTO MOLINO 48 DIAM.	226,615	50%	JUNIO 07
COLADA CONTINUA EN LA PLANTA DE CANTON Y OTROS PROYECTOS EN REPUBLIC	64,285		
DIVERSOS PROYECTOS EN TLAXCALA	41,383		
CAMA DE ENFRIAMIENTO EN MEXICALI	52,968		
DIVERSOS PROYECTOS EN PLANTAS DE GUADALAJARA Y MEXICALI	12,787		
TOTAL AL 30 DE SEPTIEMBRE	401,556		

OPERACIONES EN MONEDA EXTRANJERA.- LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS. TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO OPERACIONES EXTRANJERAS INTEGRADAS, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- -APLICANDO EL TIPO DE CAMIBO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIETNO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INPC.

PARA LA CONVERSION DE LA SUBSIDIARIA SIMREP SE CONSIDERO COMO ENTIDAD EXTRANJERA, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LOS ACTIVOS Y PASIVOS MONETARIOS Y NO MONETARIOS.
- APLICANDO EL TIPO DE CAMBIO DE CIERRE A LAS PARTIDAS DE INGRESOS Y GASTOS DEL PERIODO QUE SE INFORMA.
- EL EFECTO DE CONVERSION RESULTANTES SE REGISTRA EN UNA CUNETA DEL CAPITAL CONTABLE BAJO EL RUBRO DE EFECTOS DE CONVERSION DE ENTIDADES EXTANJERAS.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10 APLICANDO EL INPC DE LA ENTIDAD EXTRANJERA.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS